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Exhibit

Exhibit Description

99.1 Announcement on 2026/02/24: Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce the Board Resolution to Convene a 2026 Shareholders’ Meeting

99.2 Announcement on 2026/02/24: To announce the board of directors not to distribute dividends on behalf of subsidiary UMC GROUP (USA)

99.3 Announcement on 2026/02/24: Change of the representative of juristic-person director

Exhibit 99.1

Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce the Board Resolution to Convene a 2026 Shareholders’ Meeting

1. Date of the board of directors’ resolution: 2026/02/24

2. Shareholders meeting date: 2026/03/12

3. Shareholders meeting location:

No.899 Wan Jia Chun Road, Xiang’an District, Xiamen, Fujian Province, China

4. Cause for convening the meeting (1) Reported matters: None

5. Cause for convening the meeting (2) Acknowledged matters:

1.The Company’s 2025 Annual Audit Financial Report

2.The Company’s 2026 Annual Operating Budget Proposal

6. Cause for convening the meeting (3) Matters for Discussion:

1.To amend the company’s “Asset Acquisition and Disposal Procedures”

7. Cause for convening the meeting (4) Election matters: None

8. Cause for convening the meeting (5) Other Proposals: None

9. Cause for convening the meeting (6) Extemporary Motions: None

10. Book closure starting date: NA

11. Book closure ending date: NA

12. Any other matters that need to be specified: None

Exhibit 99.2

To announce the board of directors not to distribute dividends on behalf of subsidiary UMC GROUP (USA)

1. Date of the board of directors’ resolution: 2026/02/24

2. Type and monetary amount of dividend distribution:

The board has resolved not to distribute dividend.

3. Any other matters that need to be specified:

According to the audit report issued by the accounting firm, the remaining surplus is retained as the working capital of the company.

Exhibit 99.3

Change of the representative of juristic-person director

1. Date of occurrence of the change: 2026/02/24

2. Name of legal person: Hsun Chieh Investment Co., Ltd.

3. Name of the previous position holder: SC Chien

4. Resume of the previous position holder: Director of UMC

5. Name of the new position holder: Ming Hsu

6. Resume of the new position holder: Executive Vice President of UMC

7. Reason for the change: Replacement of the representative

8. Original term (from __________ to __________): from 2024/05/30 to 2027/05/29

9. Effective date of the new appointment: 2026/02/24

10. Any other matters that need to be specified: None